File No. 73-00049



                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                  (Name and address of foreign utility company)

            Shandong International Power Development Company Limited
                                 14 Jingsan Road
                            Jinan, Shandong Province
                           People's Republic of China

                      (Name and address of filing company)

                             Southern Energy , Inc.
                         900 Ashwood Parkway - Suite 500
                             Atlanta, Georgia 30338

         The Commission is requested to address communications to:

Thomas Boren, President                           John D. McLanahan, Esq.
 Southern Energy, Inc.                              Troutman Sanders LLP
  900 Ashwood Parkway                            600 Peachtree Street, N.E.
       Suite 500                                         Suit 5200
Atlanta, Georgia 30338                          Atlanta, Georgia 30308-2216


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1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

         Southern Energy, Inc., a Delaware corporation ("Southern Energy ")1, is filing this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Act and Rule 57, 17 C. F. R. ss. 250.57, thereunder on behalf of Shandong International Power Development Company ( hereinafter "Foreign Utility"), with its principal offices at 14 Jingsan Road, Jinan, Shandong Province, People's Republic of China.

         The Foreign Utility owns thirteen coal-fired electric generating units in the Shandong Province of the Republic of China and generates power for sale within the regional power supply network. The following persons are known to Southern to hold 5% or more of the voting securities in the Foreign Utility:

         Southern Energy -- 9.9% of ordinary share capital.

         Shandong Electric Power (Group Corporation), a provincial power group company approved by the State Economic and Trade Commission, wholly-owned by the State Power Commission of the Peoples Republic of China -- 56.95% of ordinary share capital.

         Shandong International Trust and Investment Corporation - 15% of ordinary share capital.

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

         The following domestic public-utility companies, each of which is a direct or indirect wholly-owned subsidiary of Southern, would be "associate companies" of the Foreign Utility if the transaction described herein were consummated:

                              Alabama Power Company
                              Georgia Power Company
                               Gulf Power Company
                            Mississippi Power Company
                     Mobile Energy Services Company, L.L.C.
                      Mobile Energy Services Holdings, Inc.
                       Savannah Electric and Power Company
                      Southern Electric Generating Company



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1 Southern Energy is a wholly-owned subsidiary of The Southern Company, a registered holding company.



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         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with the Foreign Utility, and no such investment or contractual relationship is contemplated.


                                    EXHIBIT A

                                  Inapplicable




                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned duly authorized agent.


                           Southern Energy, Inc.




                           By: /s/Samuel H. Dabbs, Jr.
                              Samuel H. Dabbs, Jr.
                               Assistant Secretary

Date:  July 19, 1999